UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41796

CL Workshop Group Limited

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Securities Purchase Agreement

On July 14, 2026, CL Workshop Group Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Purchasers”) for a private placement (the “Offering”) of 12,300,000 units (the “Units”) at a purchase price of US$0.20 per Unit.

Each Unit consists of (i) one American Depositary Share (the “ADS”), representing eight Class A ordinary shares of the Company, par value US$0.001 per share, and (ii) one warrant (the “Warrant”) to purchase three ADSs. The Warrants will become exercisable on the date that the resale registration statement is declared effective by the U.S. Securities and Exchange Commission and will expire one year thereafter. The Warrants will have an exercise price of US$0.25 per ADS and will be exercisable in accordance with their terms.

The aggregate gross proceeds of the Offering are expected to be approximately US$2.46 million, before deducting any offering expenses payable by the Company and excluding any proceeds that may be received by the Company upon exercise of the Warrants. If all Warrants are exercised for cash, the Company would receive additional gross proceeds of approximately US$9.225 million. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering is expected to close subject to the satisfaction of customary closing conditions set forth in the Securities Purchase Agreement.

The securities to be issued in the Offering have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and are being offered and sold in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation S promulgated thereunder. Accordingly, the securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The foregoing summary of the Securities Purchase Agreement and the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and the Form of Warrant, which are attached hereto as Exhibits 10.1 and 4.1, respectively, and are incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

EXHIBITS

Exhibit No.	Description
4.1	Form of Warrant
10.1	Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CL Workshop Group Limited

	By:	/s/ Liying WANG
	Name:	Liying WANG
	Title:	Director and Chief Executive Officer

Date: July 14, 2026